Exhibit 4.2.10

AMENDED

AND RESTATED

TOP

PERFORMANCE

PLAN

PERFORMANCE SHARES

AWARD

May 1, 2008

Top Performance Plan (TPP)

CNH Global N.V. (“CNH”, “the Company”) is providing a performance based equity incentive plan, named the Top Performance Plan (“Plan” or “TPP”), to selected individuals who are employed by the Company or one or more of its subsidiaries.

The awards of the Plan described in this document are subject to the terms of the CNH Global N.V. Equity Incentive Plan, (as amended and restated on July 21, 2006 and October 19, 2007 ), and as may be further amended from time to time in accordance with the terms thereof (the “Equity Incentive Plan”).

How the Plan Works:

The TPP is a performance share award, with 100% cliff vesting by end of 2008 with reduced percentage vesting opportunity extended through 2010, upon attainment of two CNH financial objectives: Operating Income and Trading Profit Cash Flow.

Eligibility:

Participants will be individually notified of their participation in the plan. Selected participants must sign an individual award letter for official acceptance of the award and terms.

Selected participants must be on the payroll at the determination date of the award and not on notice, except in the case of approved leave of absence, retirement, total disability, involuntary layoff not due to performance, or death after the end of the year in which the performance criteria were met and before the determination date of the award.

Eligibility for a partial reward for transfers to an entity which is a member of the Parent group and for certain retirements is defined in the award agreement letter.

Top Performance Plan Criteria:

The CNH consolidated Operating Income and the Trading Profit Cash Flow objectives, measured under International Financial Reporting Standards (IFRS) and as applied by CNH are the key performance measures of the TPP.

Key Performance Measures

•

Operating income of [omitted] or greater. Operating income is after restructuring and gain/loss of sale of investments and before financial income/(expense), profit from Other Subsidiaries and income taxes.

•	Trading profit cash flow of [omitted] or greater. Trading profit cash flow is defined as:

•	Industrial company’s Operating Income adjusting for:

•	Depreciation and change in provisions/operating reserves

•	Investments in fixed assets

•	Changes in gross working capital

Thresholds

100% of the targeted results must be met for both performance criteria for any payout.

Additionally, to be eligible to receive any payout, individuals must achieve an acceptable Performance and Leadership Assessment during the performance period, in the sole discretion of the Corporate Governance and Compensation Committee of the CNH Global N.V. Board of Directors.

Top Performance Plan Payout Opportunity:

If the performance criteria are met as set forth in this Plan document, the eligible participants will vest in their target incentive opportunity defined in their award agreement and addendum per the following vesting schedule:

Vesting schedule

• If TPP targets achieved in 2008:	100% of TPP shares vest

• If not achieved in 2008, but achieved by 2009:	80% of TPP shares vest

• If not achieved by 2009, but achieved by 2010:	60% of TPP shares vest

Awards will be issued in Company shares as soon as determinable. During the performance cycle period, there is no ownership right to the shares, meaning no dividends or voting rights apply to the award until the shares are issued to the individuals.

In most countries, the share award is considered compensation income at the time the award vests and full ownership shares are issued. The employee is subject to income and social contribution taxes. The Company may be required to withhold all applicable taxes and social contributions from the employees. The Company, in its sole discretion, may withhold shares of Common Shares to satisfy any applicable withholding taxes.

Once the shares are issued, there are no Company restrictions on the shares for the individuals. However, the Company’s insider trading policy continues to apply to any shares issued under the Plan, and guides when shares may be traded by employees.

Timing of payout Vesting schedule

Each bonus award shall be paid out no later than the March 15 following the year in which the TPP shares vest as a result of achievement of the TPP target. Bonus payments are intended to be excepted from the provisions of Internal Revenue Code section 409A as short-term deferrals.

Final Benefit Determination:

All benefits granted under the Equity Incentive Plan and the TPP are subject to the final approval of the CNH Global N.V. Board of Directors’ Corporate Governance and Compensation Committee (“the Committee”) in its sole discretion. The Committee and the Board reserve the right to amend, suspend or terminate any or all provisions of the Equity Incentive Plan and the TPP for the future plan years within the sole discretion of the Board or the Committee.

Similarly, CNH retains sole and absolute discretionary authority to resolve all questions arising in the administration, interpretation and application of the Equity Incentive Plan and the TPP. This authority includes construing the terms of the plans, including any disputed and doubtful terms and determining the eligibility of an individual to participate in the plans or to receive any benefit from them. The Company’s determination will be conclusive and binding on all persons.

Your participation in the Equity Incentive Plan and the TPP and Addendum does not guarantee your continued employment with the company or your continued participation in the Equity Incentive Plan and TPP in future years. This plan document is not a contract of employment.

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